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                              November 27, 2023

       Henrik Rouf
       President and Chief Executive Officer
       Nordicus Partners Corp
       3651 Lindell Road
       Suite D565
       Las Vegas, NV 89103

                                                        Re: Nordicus Partners
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-274588

       Dear Henrik Rouf:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover page

   1. We note your response to prior comment 1 and reissue. Your revised disclosure does not appear to state that
the selling stockholders are underwriters within the meaning of Section
                                                        2(a)(11) of the
Securities Act.
       Plan of Distribution, page 41

   2. We note your response to prior comment 3 and reissue. You do not appear to have revised to make clear that the
Selling Stockholders will sell at a fixed price, as your response indicates.
 Henrik Rouf
FirstName LastNameHenrik  Rouf
Nordicus Partners Corp
Comapany 27,
November  NameNordicus
              2023       Partners Corp
November
Page 2    27, 2023 Page 2
FirstName LastName
Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30,
2023
Note 1 - Organization and Description of Business, page F-18

3. It does not appear you revised your disclosure in the fifth paragraph of note 1 of your interim financial statements on page F-18 to conform to the same disclosure in note 1 of your annual financial statements. Please revise.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ernest M. Stern, Esq.